Bitwise Bitcoin ETF
250 Montgomery Street, Suite 200

San Francisco, California 94104

January 9, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bitwise Bitcoin ETF (the “Registrant”)

Ladies and Gentlemen:

The undersigned, Bitwise Bitcoin ETF (the “Registrant”), pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-260235), filed on January 9, 2024, so that the same may become effective at 5:00 p.m. Eastern Time on January 10, 2024 or as soon thereafter as practicable.

Very truly yours,

Bitwise Investment Advisers, LLC,
Sponsor of the Bitwise Bitcoin ETF

By:	/s/ Paul (Teddy) Fusaro
Name: Paul (Teddy) Fusaro
Title: Chief Operating Officer and Secretary